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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)*

                         HMG COURTLAND PROPERTIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   404232-10-1
                                 (CUSIP Number)

                                 GERALD F. ROACH
          SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL & JERNIGAN, L.L.P.
           P.O. BOX 2611, RALEIGH, NORTH CAROLINA 27602 (919) 821-6668
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 18, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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1        NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         HALCO INDUSTRIES, INC.
         04-224-1978
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
-------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                [X]
-------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         MASSACHUSETTS
-------------------------------------------------------------------
                            7       SOLE VOTING POWER
                                            -0-
 NUMBER OF                 _______________________________________________
  SHARES                    8        SHARED VOTING POWER
                                            66,600
BENEFICIALLY               _______________________________________________
 OWNED BY                   9       SOLE DISPOSITIVE POWER
                                            -0-
  EACH                     _______________________________________________
  PERSON                   10       SHARED DISPOSITIVE POWER
                                            66,600
-------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            66,600
-------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [X]
-------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            5.7%
-------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                            CO
-------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       2

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         BARRY STEVEN HALPERIN
         ###-##-####
------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [ ]
                                                           (b) [X]
------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                               [X]
------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
------------------------------------------------------------------
                                    7       SOLE VOTING POWER
                                            66,900
 NUMBER OF                 ______________________________________________
  SHARES                            8       SHARED VOTING POWER
                                            66,600
BENEFICIALLY               ______________________________________________
 OWNED BY                           9       SOLE DISPOSITIVE POWER
                                            66,900
   EACH                    ______________________________________________
  PERSON                           10       SHARED DISPOSITIVE POWER
                                            66,600
------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            133,500
------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 [ ]
------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            11.4%
------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                            IN
------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       3

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ITEM 1.  SECURITY AND ISSUER.


                           This Amendment No. 16 to the Statement on Schedule
                  13D (the "Schedule") of the undersigned relates to the Common Stock of HMG Courtland Properties, Inc., (the "Company"), whose principal executive offices are located at 2701 South Bayshore Drive, Coconut Grove, Florida 33133.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                           Item 5 of the Schedule is amended by deleting the
                  third paragraph thereof and inserting the following:

                           The Halperin Group as a group beneficially owns
                  133,500 shares, or 11.4% of the Company's outstanding Common Stock. Barry S. Halperin shares voting and dispositive power with Halco with respect to the 66,600 shares held by Halco and has sole voting and dispositive power with respect to the 66,900 shares he owns individually. Halco shares voting and dispositive power with Barry S. Halperin with respect to the 66,600 shares it owns.

                           Since the filing of Amendment No. 15 to the Schedule
                  13D, Barry S. Halperin has sold shares of Common Stock in the following transactions:

                                   Transaction               No. of               Price Per Share
                    Date               Type                  Shares            Excluding Commissions
                    ----               ----                  ------            ---------------------
                  12/6/96          Open Market                 300                      $5.75
                  12/6/96          Open Market                 500                      $5.625
                  12/9/96          Open Market                 700                      $5.50
                  12/11/96         Open Market                 900                      $5.50
                  12/17/96         Open Market               5,000                      $5.375
                  12/18/96         Open Market               5,200                      $5.125
                  12/19/96         Open Market               1,000                      $5.00
                  12/20/96         Private Sale             30,000                      $5.00
                                   to Company

                                       4

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                                    SIGNATURE

                  After reasonable inquiry and to the best of each of such person's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

                  Dated:  December 23 1996

                                   HALCO INDUSTRIES, INC.



                                   By  /s/ Barry S. Halperin

                                   Title    President





                                   /s/ Barry S. Halperin
                                   Barry S. Halperin

                                       5

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